UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 1-12474

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — REGISTRANT INFORMATION

Torch Energy Royalty Trust

Full Name of Registrant

N/A

Former Name if Applicable

1100 North Market Street

Address of Principal Executive Office (Street and Number)

Wilmington, Delaware 19890

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Torch Energy Royalty Trust (“Trust”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2013 (the “Report”) for the following reasons:

The Trust could not complete the filing of the Report due to a delay in obtaining and compiling financial information required to be included in the Report, which delay could not be eliminated by the Trust without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John M. Beeson, Jr.	(302) 636-6018
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the years ended December 31, 2011 and December 31, 2012, Quarterly Report on Form 10-Q for the period ended March 31, 2012, June 30, 2012, September 30, 2012 and March 31, 2013.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On December 13, 2011, the Trust entered into a purchase and sale agreement by and between the Trust and Robinson’s Bend Production II, LLC (“RBP II”), a Delaware limited liability company, pursuant to which the Trust agreed to sell, and RBP II agreed to purchase, all of the Trust’s net profit interests attributable to underlying working interests in certain fields that produce from the Robinson’s Bend formations in the Black Warrior Basin in Alabama for a purchase price of $1,000,000. The Trust has not determined if any additional changes in the results of operations from the corresponding period for the last fiscal year ended December 31, 2010 are necessary because, as described in Part III of this Form 12b-25, which is incorporated by reference herein, the Trust has not completed its internal review and compilation of the financial information to be included in the Report.

Torch Energy Royalty Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TORCH ENERGY ROYALTY TRUST

			By:	Wilmington Trust Company,
not in its individual capacity but solely as Trustee for the Trust

Date:	August 15, 2013	By:	/s/ John M. Beeson, Jr.
John M. Beeson, Jr., Senior Vice President

(The Trust has no employees, directors or executive officers.)